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Exhibit 3.5

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION
OF
GEOKINETICS INC.

        GEOKINETICS INC. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "General Corporation Law"), hereby certifies as follows:

        FIRST:    The Board of Directors of the Corporation adopted resolutions setting forth a proposed amendment to the Certificate of Incorporation of the Corporation and declared such amendment to be advisable and submitted it to a vote of the stockholders of the Corporation entitled to vote thereon in accordance with the General Corporation Law. The resolution setting forth the proposed amendment is as follows:

    RESOLVED, that the first paragraph of Article Four of the Certificate of Incorporation be amended by adding the following paragraphs before the existing paragraph that begins "A description of the designations, preferences, and relative rights of each class of stock of the Corporation is as follows":

            "Effective at 5:00 p.m. on November 3, 2006 (the "Effective Time"), every 10 (ten) shares of Corporation Common Stock outstanding immediately prior to the Effective Time (the "Old Common Stock") shall be automatically reclassified and continue without any action on the part of the holder thereof, as 1 (one) share of Common Stock (the "New Common Stock") (the "2006 Reverse Stock Split"). The Corporation shall not issue fractional shares on account of the 2006 Reverse Stock Split. In lieu of any fractional shares, the Corporation shall pay cash equal to such fraction multiplied by the average of the high and low trading prices of the Corporation's Common Stock on the OTCBB during regular trading hours for the five trading days immediately preceding the Effective Time of the 2006 Reverse Stock Split. "

            "The 2006 Reverse Stock Split will not change the proportionate ownership interest of the stockholders in the Corporation, nor will the voting rights and other rights of stockholders be changed (except for the rights to receive cash payments in lieu of fractional shares)."

            "From and after the Effective Time, certificates representing shares of Old Common Stock are hereby canceled and shall represent only the right of holders thereof to receive New Common Stock. Holders of Old Common Stock will be asked to surrender their certificates representing their Old Common Stock in exchange for certificates representing New Common Stock. The Corporation's transfer agent will furnish each stockholder with a letter of transmittal setting forth the procedures necessary for the exchange of certificates representing Old Common Stock for certificates representing New Common Stock."

        SECOND:    Pursuant to resolution of the Board of Directors of the Corporation, the 2006 Annual Meeting of the Stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law, at which meeting the necessary number of shares as required by statute were voted in favor of this amendment.

        THIRD:    This amendment was duly adopted in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law.

        IN WITNESS WHEREOF, Geokinetics Inc. has caused this Certificate of Amendment to its Certificate of Incorporation to be signed by David A. Johnson, its President and Chief Executive Officer, this 1st day of November, 2006.

GEOKINETICS INC.
By:	/s/ DAVID A. JOHNSON David A. Johnson President and Chief Executive Officer

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  Exhibit 3.5
CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF GEOKINETICS INC.